Convenience Translation from Hebrew

REDHILL BIOPHARMA LTD.

(the "Company")

Notice is hereby given that the annual meeting of shareholders of the Company will be held on Wednesday, July 31, 2013 at 11:00 a.m. Israel time (the “Meeting”), at the Company’s offices, located at, 21 Ha'arba'a Street, Floor 16, Tel Aviv. For questions, the telephone number is 03-5413131.

The agenda of the Meeting shall be as follows:

1.	A discussion regarding the Company's financial statements as of December 31, 2012;
2.	Approval of the reappointment of Mr. Dan Seusskind and Dr. Shmuel Cabilly to the Board of the Company, who currently as directors of the Company (and are not external directors of the Company) for an additional term.
3.	Approval of the reappointment of Kesselman & Kesselman, (PwC Israel), as the Company’s external auditors for an additional period until the next Annual General Meeting, and to authorize the Board to determine the auditors’ fees in accordance with the nature and scope of services they will provide to the Company.
4.	Approval of the Company's Compensation Policy;
5.	Approval of an equity grant to the Company's CEO and Chairman of the Board, Mr. Dror Ben-Asher;
6.	Approval of an equity grant to the Company's Deputy CEO, Mr. Ori Shilo;
7.	Approval of equity grants to directors of the Company;
8.	Approval of an amendment to the letters of exemption and indemnity that the Company provides to its officers and directors, such that the maximum amount of indemnification will increase from $3,000,000 to $5,000,000.

9.	Increase of the authorized share capital to NIS 2,000,000, divided into 200,000,000 ordinary shares, par value NIS 0.01 per share.

In light of section 267a of the Israeli Companies Law, 1999 (the “Companies Law”), Proposals 4-9 are up for approval in accordance with section 267a and sections 272-73 of the Companies Law, as applicable.

Postponement of Meeting - If within half an hour from the time appointed for the general meeting a quorum is not present, the general meeting shall be adjourned to the next business day following the day of the scheduled meeting, at the same time and place, or at another time and place prescribed by the Board in a notification to the shareholders.

The record date for determining the right of a shareholder of the Company to particpate and vote at the Meeting shall be the end of the business day on Tuesday, June 25, 2013. The final date to submit a Position Statement to the Company shall be Friday, July 5, 2013, at 10:00 a.m., Israel time.

A copy of the proxy statement and the proxy card attached shall be available for review at the Company's offices from Sunday-Thursday, at normal business hours, following a prior coordination scheduled by phone at 03-5413131; which begins on Wednesday, June 26, 2013 and until the date of the Meeting, as well as on the website for the Israeli Securities Authority: www.magna.isa.gov.il and the website of the Tel Aviv Stock Exchange Ltd. at maya.tase.co.il.

Redhill Biopharma Ltd.